

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 8, 2018

<u>Via E-mail</u>
Stephane De Baets
c/o Aspen REIT, Inc.
Chief Executive Officer
96 Spring Street, 6th Floor
New York, New York 10012

**Re:** **Aspen REIT, Inc.**
**Amendment No. 2 to**
**Offering Statement on Form 1-A**
**Filed December 21, 2017**
**File No. 024-10762**

Dear Mr. De Baets:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2017 letter.

<u>Offering Statement Cover Page</u>

1. We note your disclosure that "We intend to apply to list our common stock on the NYSE American exchange, or NYSE American, under the symbol "AJAX" and we expect our common stock to commence trading upon the closing of this offering." Please balance this disclosure with a description of the conditions that must be met before your shares can trade on the NYSE American and to clarify that there is no guarantee that your shares will trade on the NYSE American.

<u>Aspen REIT, Inc. Unaudited Pro Forma Financial Statements, page F-42</u>

2. We note your response regarding changes to the accounting treatment for the contribution transactions, which are no longer recognized as a reorganization of entities under common control.  Please revise your disclosure to include a discussion of the facts and circumstances that cause the contribution transactions to result in a change in control of the Hotel.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc:     Andrew S. Epstein, Esq.
        Clifford Chance US LLP